Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-172900

TIAA REAL ESTATE ACCOUNT

SUPPLEMENT NO. 1
dated August 24, 2011
to the May 1, 2011 Prospectus

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2011, which we refer to as the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

Recent Transactions

The following describes property and financing transactions by the Account since May 1, 2011. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed, in whole or in part, by the property tenants, although the terms vary under each lease. The Account is responsible for operating expenses not reimbursed under the terms of a lease. All rental rates are quoted on an annual basis unless otherwise noted.

PURCHASES

Multifamily Properties

The Palatine — Arlington, VA

          On May 16, 2011, the Account purchased a multifamily property located in Arlington, Virginia for $142.4 million. The property is comprised of 262 units and was 94.6% occupied at the time of purchase. The property was built in 2008.

The Pepper Building — Philadelphia, PA

          On May 20, 2011, the Account purchased a multifamily property located in Philadelphia, Pennsylvania for $51.3 million. The property is comprised of 185 units and was 96.2% occupied at the time of purchase. The property was built in 1927 and refurbished for residential use in 2010.

The Corner — New York, NY

          On May 31, 2011, the Account purchased a multifamily property located in New York, New York for $210.3 million. The property is comprised of 196 units and was 100% leased at the time of purchase. The property was built in 2010.

Other Properties

425 Park Avenue — New York, NY

          On May 26, 2011, the Account purchased a 100% fee interest in land and improvements, as encumbered by a ground lease and master lease on such interest, at 425 Park Avenue in New York, New York (the “Fee Interest”) for $315.9 million. Currently constructed on the land is a 559,763 square foot, 100% leased office building (the “Improvements”). The Fee Interest position will remain senior to any encumbrance placed on the Improvements or the master lessee’s interest therein. The Fee Interest is encumbered by a ground lease which expires April 2015 and a master lease which expires July 2090. The master lease is a lease between the Account and 425 Park Avenue Ground Lease, L.P., an affiliate of L&L Holdings, a New York City investment firm (“L&L”). The master lease grants L&L the right to receive the ground rents payable under the ground lease through its expiration in April 2015. Upon expiration of the ground lease, the master lease generally allows L&L the rights to directly re-lease the Improvements as the leases then in place expire, and control the Improvements until the expiration of the master lease in 2090.

          The rental income stream from the master lease is based on an initial fixed lease schedule of $19.86 per square foot annually, with set increases beginning in August 2015 and incrementally increasing every five years thereafter. Thereafter on August 2045, the master lease payments to the Account will reset every five years, either at the greater of market value or based on fixed step-ups.

SALES

Office Properties

Oak Brook Regency Tower — Oak Brook, IL

          On July 6, 2011, the Account sold a property which consists of two multi-tenant office buildings located in Oak Brook, Illinois. The Account’s net sales price was $69.4 million. The Account realized a loss from the sale of $20.3 million, the majority of which had been previously recognized as an unrealized loss in the Account’s Statements of Operations. The Account’s portion of its cost basis (excluding selling costs) in the property at the date of the sale was $89.7 million according to the records of the Account.

Morris Corporate Center III — Parsippany, NJ

          On July 7, 2011, the Account sold a property which consists of four multi-tenant office buildings in a complex located in Parsippany, New Jersey. The Account’s net sales price was $107.3 million. The Account realized a loss from the sale of $36.0 million, the majority of which had been previously recognized as an unrealized loss in the Account’s Statements of Operations. The Account’s portion of its cost basis (excluding selling costs) in the property at the date of the sale was $143.3 million according to the records of the Account.

Storage Portfolio I, LLC — Various

          On May 19, 2011, two self storage facilities located in Fort Worth, Texas were sold by the Account’s Storage Portfolio. The Account holds a 75.0% interest in the Storage Portfolio. The Account’s portion of the net sales price was $2.8 million. The Account realized a loss from the sale of $0.5 million, the majority of which had been previously recognized as an unrealized loss in the Account’s Statements of Operations. The Account’s portion of its cost basis (excluding selling costs) in the property at the date of the sale was $3.3 million according to the records of the Account.

          On May 25, 2011, a self storage warehouse located in Port Richie, Florida was sold by the Account’s Storage Portfolio. The Account’s portion of the net sales price was $2.3 million. The Account realized a gain from the sale of $0.01 million, the majority of which had been previously recognized as an unrealized gain in the Account’s Statements of Operations. The Account’s portion of its cost basis (excluding selling costs) in the property at the date of the sale was $2.3 million according to the records of the Account.

          On June 2, 2011, a self storage warehouse located in Pennsauken, New Jersey was sold by the Account’s Storage Portfolio. The Account’s portion of the net sales price was $3.5 million. The Account realized a loss from the sale of $0.7 million, the majority of which had been previously recognized as an unrealized loss in the Account’s Statements of Operations. The Account’s portion of its cost basis (excluding selling costs) in the property at the date of the sale was $4.2 million according to the records of the Account.

          On July 14, 2011, two self storage warehouses located in Kansas City, Kansas and Raytown, Mississippi were sold by the Account’s Storage Portfolio. The Account’s portion of the net sales price was $2.2 million. The Account realized a loss from the sale of $1.9 million, the majority of which had been previously recognized as an unrealized loss in the Account’s Statements of Operations. The Account’s portion of its cost basis (excluding selling costs) in the property at the date of the sale was $4.1 million according to the records of the Account.

FINANCINGS

DDR Joint Venture — Aiken, SC

          On May 19, 2011, a retail property within the Account’s DDR Joint Venture investment located in Aiken, South Carolina was foreclosed. The Account’s 85% portion of its cost basis in the property at the date of foreclosure was $13.4 million and the debt associated with the property was $6.2 million. The Account realized a loss at the time of foreclosure of $7.2 million, all of which had been previously recognized as an unrealized loss in the Account’s Statements of Operations.

The Corner — New York, NY

          Concurrent with the acquisition of The Corner in New York, New York (described above), the Account placed financing in the amount of $105.0 million on the asset. The loan bears an annual interest rate of 4.66% and the loan matures in June 2021.

Allocation Procedure

          Effective July 2011, the allocation procedure for new real estate investments among TIAA and its affiliates was modified in several respects. Among other things, the rotation system applicable to new investments will be applied among TIAA and TIAA-affiliated funds and accounts on a sector-by-sector basis. In addition, when more than one fund or account is interested in an investment in a particular sector, a strict rotation system involving the interested funds or accounts will apply immediately. Finally, the new procedure indicates that TIAA’s acquisition staff will investigate with the seller whether multiple properties bundled for sale can be unbundled and offered to the accounts on an individual basis, if more than one account has interest in all or a portion of such bundled acquisition opportunity.

As a result, the second full paragraph on page 46 of the prospectus is replaced in its entirety with the following two paragraphs:

          Allocation Procedure. TIAA and its affiliates allocate new investments (including real property investments, but generally not real estate limited partnership investments) among the accounts in accordance with a written allocation procedure as adopted by TIAA and modified from time to time. Generally, the portfolio managers for each of the accounts will evaluate acquisition opportunities which conform to the investment strategy of the account. If more than one account expresses an interest in a particular investment in a particular sector, a strict rotation system will be used whereby the interested account highest on the list will be allowed to pursue the transaction, and then such account will drop to the bottom of the rotation for new investments in that sector. This rotation system is employed on a sector-by-sector basis for each of the office, retail, industrial and multifamily sectors; meaning that an account (including the Real Estate Account) could, at any one time, be at the top or the bottom of the rotation for new investment opportunities in all of the four sectors in which the Real Estate Account invests. If only one account is interested, that account will be allocated the opportunity with no change in its position in the rotation. In addition, there may be circumstances where multiple properties are presented to TIAA for sale as a single acquisition opportunity, and the proposed price is inclusive of all the properties. If more than one account has interest in all or a portion of such bundled acquisition opportunity, TIAA’s acquisition staff will investigate with the seller whether the properties can be unbundled and offered to the accounts on an individual basis and the sector-based rotation system described above will apply to the allocation of such unbundled properties.

          An asset allocation oversight committee made up of senior officers of TIAA (representing its asset management, risk management, internal audit, compliance, legal and accounting groups) will review and discuss, on a quarterly basis, the allocations made during the previous quarter based on this allocation procedure to, among other things, ensure the procedure is being followed and to review and approve any changes to the procedure. In addition, the procedure will be reviewed by this internal committee on at least an annual basis.

In addition, the last sentence in the first full paragraph on page 47 of the prospectus (in the sub-section entitled “Leasing Conflicts”) is replaced in its entirety with the following:

Any conflicts that arise will be reported to the next occurring asset allocation oversight committee meeting.

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